UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

MMTEC, INC.

(Translation of registrant's name into English)

AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027

People‘s Republic of China.

Tel: +86 10 5617 2312

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Effective as of June 18, 2020, Zhen Fan, Chief Executive Officer of Mmtec, Inc. (the “Company”), tendered his resignation as the Company’s CEO and a Board member for personal reasons and to pursue other business opportunities. His departure was not for cause or any disagreement with the Company, its Board or management. The Company thanked Zhen Fan for his contributions and wished him much success in his future endevours.

Following Zhen Fan’s departure, the Company’s Board of Directors appointed Xiangdong Wen, the Company’s Chairman, to hold the offices of the Company’s Chief Executive Officer effective immediately. Xiangdong Wen has served as the Company’s Chairman since January 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMtec, Inc.

By:	/s/ Min Kong
Min Kong, Chief Financial Officer

Date: June 19, 2020